EXHIBIT 99.01

Chunghwa Telecom’s expectation on its 2016 capex

Date of events: 2016/10/28

Contents:

1.Date of occurrence of the event:2016/10/28

2.Company name:Chunghwa Telecom

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Commercial Times

6.Content of the report:Chunghwa Telecom expects its 2016 capex to be 10% lower than its previous guidance due to the price negotiation with vendors and the change of the projects

7.Cause of occurrence:N/A

8.Countermeasures:None

9.Any other matters that need to be specified:Chunghwa Telecom expects its 2016 capex to be 10% lower than its previous guidance due to the price negotiation with vendors and the change of the projects. However, not until the end of 2016 can we know the actual spending for the year.